April 21, 2009

VIA EDGAR AND FACSIMILE

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Tanger Factory Outlet Centers, Inc. Tanger Properties Limited Partnership Registration Statement on Form S-4 Registration No. 333-158503

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Tanger Factory Outlet Centers, Inc. (the “Company”) and Tanger Properties Limited Partnership (the “Operating Partnership”), the Company and the Operating Partnership hereby request that the effectiveness of the Registration Statement on Form S-4, Registration No. 333-158503 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Daylight Savings Time, on Thursday, April 23, 2009 or as soon thereafter as practicable.

In connection with this request, the Company and the Operating Partnership hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Company and the Operating Partnership. The Company and the Operating Partnership also acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or the Operating Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company and the Operating Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TANGER FACTORY OUTLET CENTERS, INC.

By:	/s/ James F. Williams
James F. Williams Senior Vice President and Controller

TANGER PROPERTIES LIMITED PARTNERSHIP By: TANGER GP TRUST, its sole general partner

By:	/s/ James F. Williams
James F. Williams Vice President, Assistant Treasurer and Assistant Secretary